Exhibit 99.2

Financial Information for the Year Ended December 31, 2017 of Kenon and OPC and

Reconciliation of Certain non-IFRS Financial Information

Appendix A

Summary Kenon consolidated financial information

Kenon Holdings Ltd and subsidiaries
 Consolidated Statements of Financial Position as at December 31, 2017 and 2016

	As at December 31
	2017	2016
	$ millions
Current assets
Cash and cash equivalents	1,417	327
Short-term investments and deposits	7	90
Trade receivables, net	44	284
Other current assets, including derivatives	36	50
Income tax receivable	-	11
Inventory	-	92
Total current assets	1,504	854
Non-current assets
Investments in associated companies	122	208
Deposits, loans and other receivables, including derivative instruments	107	177
Deferred payment receivable	175	-
Deferred taxes, net	–	25
Property, plant and equipment, net	616	3,497
Intangible assets, net	2	377
Total non-current assets	1,022	4,284
Total assets	2,526	5,138
Current liabilities
Loans and debentures	448	483
Trade payables	59	286
Other payables, including derivative instruments	83	91
Guarantee deposits from customers	–	57
Provisions	44	120
Income tax payable	172	8
Total current liabilities	806	1,045
Non-current liabilities
Loans, excluding current portion	504	1,973
Debentures, excluding current portion	85	857
Derivative instruments	–	45
Deferred taxes, net	53	225
Trade payables	–	44
Income tax payable	27	-
Other non-current liabilities	–	55
Total non-current liabilities	669	3,199
Total liabilities	1,475	4,244
Equity
Share capital	1,267	1,267
Shareholder transaction reserve	4	27
Translation reserve	(2)	(22)
Capital reserve	19	12
Accumulated deficit	(305)	(603)
Equity attributable to owners of the Company	983	681
Non-controlling interests	68	213
Total equity	1,051	894
Total liabilities and equity	2,526	5,138

Kenon Holdings Ltd and subsidiaries
 Consolidated Statements of Profit & Loss for the years ended December 31, 2017 and 2016

	For the year ended December 31,
	2017	2016
	$ millions
Revenue	366	324
Cost of sales and services (excluding depreciation)	(267)	(251)
Depreciation	(31)	(27)
Gross profit	68	46
Selling, general and administrative expenses	(56)	(47)
Impairment of assets and investments	29	(72)
Other income	1	1
Operating profit/(loss)	42	(72)
Financing expenses	(70)	(47)
Financing income	3	7
Financing expenses, net	(67)	(40)
Provision of financial guarantee	–	(130)
Share in losses of associated companies, net of tax	(111)	(186)
Loss before income taxes	(136)	(428)
Income taxes	(73)	(2)
Loss for the year from continuing operations	(209)	(430)
Profit for the year from discontinued operations (after tax)	478	36
Profit/(loss) for the year	269	(394)
Attributable to:
Kenon's shareholders	237	(412)
Non-controlling interests	32	18
(Loss)/ Profit for the year	269	(394)
Basic/diluted (loss)/profit per share attributable to Kenon's shareholders (in dollars):
Basic/diluted profit/(loss) per share	4.40	(7.67)
Basic/diluted (loss) per share from continuing operations	(4.00)	(8.08)
Basic/diluted profit per share from discontinued operations	8.40	0.41

Kenon Holdings Ltd and subsidiaries
Consolidated Statements of Cash Flows
 For the years ended December 31, 2017 and 2016

	For the year ended December 31
	2017	2016
	$ millions
Cash flows from operating activities
(Loss)/Profit for the year	269	(394)
Adjustments:
Depreciation and amortization	178	172
Impairment of assets and investments	(8)	72
Financing expenses, net	276	171
Share in losses of associated companies, net	111	186
Capital gains/(losses), net	(26)	3
Provision for financial guarantee	–	130
Bad debt expense	7	5
Share-based payments	1	1
Income taxes	278	59
	1,086	405
Change in inventories	1	(40)
Change in trade and other receivables	(63)	(69)
Change in trade and other payables	(568)	23
Change in provisions and employee benefits	2	(41)
Cash generated from operating activities	458	278
Income taxes paid, net	(66)	(117)
Dividends received from investments in associates	–	1
Net cash provided by operating activities	392	162

Kenon Holdings Ltd and subsidiaries
Consolidated Statement of Cash Flows, continued
 For the years ended December 31, 2017 and 2016

	For the year ended December 31
	2017	2016
	$ millions
Cash flows from investing activities
Proceeds from sale of property, plant and equipment and intangible assets	5	–
Short-term deposits and loans, net	(5)	222
Cash paid for businesses purchased, less cash acquired	–	(206)
Disposal of subsidiary, net of cash disposed of and exit from combination	793	–
Investment in associates	–	(111)
Sale of securities held for trade and available for sale, net	–	17
Acquisition of property, plant and equipment	(228)	(281)
Acquisition of intangible assets	(10)	(9)
Proceeds from realization of long-term deposits	5	–
Interest received	7	6
Payment of consideration retained	–	(2)
Payment to release financial guarantee	(72)	(36)
Exercisable purchase assignment	10	–
Insurance claim received	80	–
Net cash provided by (used in) investing activities	585	(400)

Cash flows from financing activities
Dividend paid to non-controlling interests	(29)	(33)
Proceeds from issuance of shares to holders of non-controlling interests in subsidiaries	100	10
Payment of issuance expenses related to long-term debt	(35)	–
Payment of consent fee	(5)	–
Receipt of long-term loans and issuance of debentures	1,939	799
Repayment of long-term loans and debentures	(1,506)	(445)
Short-term credit from banks and others, net	(126)	(5)
Payment of swap unwinding and early repayment fee	(47)	–
Purchase of non-controlling interest	(14)	–
Interest paid	(180)	(151)
Net cash provided by financing activities	97	175

Increased / (Decrease) in cash and cash equivalents	1,074	(63)
Cash and cash equivalents at beginning of the year	327	384
Effect of exchange rate fluctuations on balances of cash and cash equivalents	16	6
Cash and cash equivalents at end of the year	1,417	327

Information regarding reportable segments

The following table sets forth selected financial data for Kenon’s reportable segments for the periods presented:

	Year Ended December 31, 2017[1]
	OPC	Qoros[2]	Other[3]	Adjustments[4]	Consolidated Results
	(in millions of USD, unless otherwise indicated)
Sales	$365	$-	$1	$-	$366
Depreciation and amortization	(30)	-	(1)	-	(31)
Impairment of assets and investments	-	-	29	-	29
Financing income	1	-	13	(11)	3
Financing expenses	(34)	-	(47)	11	(70)
Share in (losses) income of associated companies	-	(121)	10	-	(111)
Profit / (Loss) before taxes	$23	$(121)	$(38)	$-	$(136)
Income taxes	(9)	-	(64)	-	(73)
Profit / (Loss) from continuing operations	$14	$(121)	$(102)	$-	$(209)

Segment assets[5]	$937	$-	$1,469 [6]	$-	$2,406
Investments in associated companies	-	2	120	-	122
Segment liabilities	741	-	726 [7]	-	1,467
Capital expenditure[8]	109	-	121	-	230

(1)	In December 2017, Inkia completed the sale of the Inkia Business.
(2)	Associated company.
(3)
Includes the results of Primus and HelioFocus (which was liquidated in July 2017); the results of ZIM, as an associated company; as well as Kenon’s and IC Green’s holding company and general and administrative expenses.

(4)	“Adjustments” includes inter-segment financing income and expenses.
(5)	Excludes investments in associates.
(6)	Includes Kenon’s, IC Green’s and IC Power holding company assets.
(7)	Includes Kenon’s, IC Green’s and IC Power holding company liabilities.
(8)	Includes the additions of Property, Plant and Equipment, or PP&E, and intangibles based on an accrual basis.
	Year Ended December 31, 2016[1]
	OPC	Qoros[2]	Other[3]	Adjustments[4]	Consolidated Results
	(in millions of USD, unless otherwise indicated)
Sales	$324	$—	$—	$-	$324
Depreciation and amortization	(27)	—	-	-	(27)
Impairment of assets and investments	-	—	(72)	-	(72)
Financing income	3	—	16	(12)	7
Financing expenses	(23)	—	(36)	12	(47)
Share in losses of associated companies	-	(143)	(43)	-	(186)
Provision of financial guarantee	-	—	(130)	-	(130)
Profit / (Loss) before taxes	$20	$(143)	$(305)	$-	$(428)
Income taxes	—	—	(2)	-	(2)
Profit / (Loss) from continuing operations	$20	$(143)	$(307)	$-	$(430)
Segment assets[5]	$668	$—	$4,262	$-	$4,930
Investments in associated companies	-	118	90	-	208
Segment liabilities	534	—	3,710	-	4,244
Capital expenditure[8]	73	—	245	-	318
____________________________________

(1)	Results during this period have been reclassified to reflect the results of the Inkia Business as discontinued operations.
(2)	Associated company.
(3)
Includes the results of Primus and HelioFocus (which was liquidated in July 2017); the results of ZIM, as an associated company; as well as Kenon’s and IC Green’s holding company and general and administrative expenses.

(4)	“Adjustments” includes inter-segment financing income and expenses.
(5)	Excludes investments in associates.
(6)	Includes Kenon’s, IC Green’s and IC Power holding company assets.
(7)	Includes Kenon’s, IC Green’s and IC Power holding company liabilities.
(8)	Includes the additions of PP&E and intangibles based on an accrual basis.

Information regarding reportable segments

	Year Ended December 31, 2015[1]
	OPC	Qoros[2]	Other[3]	Adjustments[4]	Consolidated Results
	(in millions of USD, unless otherwise indicated)
Sales	$326	$—	$—	$-	$326
Depreciation and amortization	(26)	—	1	—	(25)
Asset impairment	-	—	(7)	—	(7)
Financing income	3	—	8	—	11
Financing expenses	(26)	—	(10)	—	(36)
Share in (losses) income of associated companies	-	(196)	9	—	187
Gain from distribution of dividend in kind	-	—	210	—	210
Income (loss) before taxes	$30	$(196)	$199	$—	$33
Income taxes	(8)	—	(1)	—	(9)
Income (loss) from continuing operations	$22	$(196)	$198	$—	$24
Segment assets[5]	$811	$—	$3,303 [6]	$—	$4,114
Investments in associated companies	-	159	210	—	369
Segment liabilities	677	—	2,542 [7]	—	3,219
Capital expenditure[8]	18	—	556	—	574

(1)	Results during this period have been reclassified to reflect the results of the Inkia Business as discontinued operations.
(2)	Associated company.
(3)
Includes the results of Primus and HelioFocus (which was liquidated in July 2017); the results of ZIM and Tower (up to June 30, 2015), as associated companies; as well as Kenon’s and IC Green’s holding company and general and administrative expenses.

(4)	“Adjustments” includes inter-segment sales.
(5)	Excludes investments in associates.
(6)	Includes Kenon’s, IC Green’s and IC Power holding company assets.
(7)	Includes Kenon’s, IC Green’s and IC Power holding company liabilities.
(8)	Includes the additions of PP&E and intangibles based on an accrual basis.

Information regarding associated companies

	Carrying amounts of investment in associated companies		Equity in the net (losses) / earnings of associated companies
	as at		for the year ended
	December 31	December 31	December 31	December 31
	2017	2016	2017	2016
	$ millions		$ millions
ZIM	120	82	10	(43)
Qoros	2	118	(121)	(143)
Others	–	8	–	–

	122	208	(111)	(186)

Appendix B

Summary OPC consolidated financial information

OPC’s Consolidated Statement of Income

	For the year ended December 31,
	2017	2016
	(in millions of USD)
Sales	365	324
Cost of sales (excluding depreciation and amortization)	(266)	(251)
Depreciation and amortization	(30)	(27)
Gross profit	69	46
General, selling and administrative expenses	(13)	(6)

Operating income	56	40
Financing expenses	(34)	(23)
Financing income	1	3
Financing expenses, net	(33)	(20)
Income before taxes	23	20
Taxes on income	(9)	−
Net income for the period	14	20
Attributable to:
Equity holders of the company	9	16
Non-controlling interest	5	4
Net income for the period	14	20

Summary Data from OPC’s Consolidated Statement of Cash Flows

	For the year ended December 31,
	2017	2016
	(in millions of USD)
Cash flows provided by operating activities	114	25
Cash flows used in investing activities	(158)	(19)
Cash flows provided by (used in) financing activities	163	(104)

Increase (decrease) in cash and cash equivalents	119	(98)

Cash and cash equivalents at end of the period	147	23
Investments in property, plant and equipment	630	509
Total depreciation and amortization	31	27

Summary Data from OPC’s Consolidated Statement of Financial Position

	As at
	December 31, 2017	December 31, 2016
	(in millions of USD)
Total financial liabilities[1]	596	454
Total monetary assets[2]	147	28
Total equity attributable to the owners	173	116
Total assets	941	672

1.	Including loans from banks and others and debentures
2.	Including cash and cash equivalents, short-term deposits and restricted cash.

Appendix C

Definition of OPC’s EBITDA and non-IFRS reconciliation

This press release, including the financial tables, presents EBITDA and net debt, which are financial metrics considered to be “non-IFRS financial measures.” Non-IFRS financial measures should be evaluated in conjunction with, and are not a substitute for, IFRS financial measures. The non-IFRS financial information presented herein should not be considered in isolation from or as a substitute for operating income, net income or per share data prepared in accordance with IFRS.

OPC defines “EBITDA” as for each period for each entity as net income before depreciation and amortization, financing expenses, net, and income tax expense. EBITDA is not recognized under IFRS or any other generally accepted accounting principles as measures of financial performance and should not be considered as a substitute for net income or loss, cash flow from operations or other measures of operating performance or liquidity determined in accordance with IFRS. EBITDA is not intended to represent funds available for dividends or other discretionary uses because those funds may be required for debt service, capital expenditures, working capital and other commitments and contingencies. EBITDA presents limitations that impair its use as a measure of our profitability since it does not take into consideration certain costs and expenses that result from our business that could have a significant effect on our net income, such as financial expenses, taxes, depreciation, capital expenses and other related charges.

OPC believes that the disclosure of EBITDA and net debt provides transparent and useful information to investors and financial analysts in their review of the company’s, or its subsidiaries’ and associate’s, operating performance and in the comparison of such operating performance to the operating performance of other companies in the same industry or in other industries that have different capital structures, debt levels and/or income tax rates.

Set forth below is a reconciliation of OPC’s net income to EBITDA for the periods presented. Other companies may calculate EBITDA differently, and therefore this presentation of EBITDA may not be comparable to other similarly titled measures used by other companies.

For the year ended December 31, 2017
(in USD millions)
Net income for the period	14
Depreciation and amortization	30
Financing expenses, net	33
Income tax expense	9
EBITDA	86

For the year ended December 31, 2016
(in USD millions)
Net income for the period	20
Depreciation and amortization	27
Financing expenses, net	20
EBITDA	67

Appendix D

Summary Financial Information of OPC’s Subsidiaries

The tables below set forth a reconciliation of net debt to total debt for OPC’s subsidiaries as of December 31, 2017:

	OPC-Rotem	OPC-Hadera	OPC Energy & Others	Total OPC
Total debt(i)	383	144	91	618
Cash(ii)	86	31	106	223
Net Debt	297	113	(15)	395

(i)	Total debt comprises loans from banks and third parties and debentures, and includes long term and short term debt.
(ii)	Includes cash and cash equivalents, short-term deposits and restricted cash, and long-term deposits and restricted cash.

The tables below set forth a reconciliation of net debt to total debt for OPC’s subsidiaries as of December 31, 2016:

	OPC-Rotem	OPC-Hadera	OPC Energy & Others	Total OPC
Total debt(i)	365	-	52	417
Cash(ii)	22	1	23	46
Net Debt	343	(1)	29	371

(i)	Total debt comprises loans from banks and third parties and debentures, and includes long term and short term debt.
(ii)	Includes cash and cash equivalents, short-term deposits and restricted cash, and long-term deposits and restricted cash.